Exhibit 21.1
Subsidiaries of R1 RCM Inc.

Subsidiary	Jurisdiction of Organization
Accretive Health Mauritius, Inc.	Mauritius
cGate Health, Inc.	Delaware
Clearsight Intermediate Holdings, Inc.	Delaware
Intermedix ARM, LLC	Delaware
Intermedix Corporation	Delaware
Intermedix Holdings, Inc.	Delaware
Intermedix Lietuva, UAB	Lithuania
Intermedix Midco, Inc.	Delaware
Intermedix Office Based, LLC	Delaware
Intermedix Staffing, Inc.	Delaware
Medical Consultants, Inc.	Oklahoma
Optima (NZ) Limited	New Zealand
Optima (US) LTD	Delaware
Practice Support Resources, LLC	Texas
Project Links Parent, Inc.	Delaware
R1 RCM Global Private Limited	India
R1 RCM India Private Limited	India
Rover16, Inc.	Delaware
SCHEDULING.COM, INC.	Delaware
The Optima Corporation (International) LTD	United Kingdom
The Optima Corporation Limited	New Zealand
The Optima Corporation PTY LTD	Australia